FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                             Yes [   ]   No [ X ]

This Form 6-K consists of:

         A press  release  issued by Vasogen  Inc.  on May 16,  2000,  entitled:
"Vasogen's Immune ModulationTherapies Mediated by the Anti-Inflammatory Cytokine Interleukin-10":

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VASOGEN INC.


                                      By /S/ Christopher Waddick
                                         -----------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date: May 16, 2000

Vasogen Inc.
                                                    INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                    Trevor Burns
tel: (905) 569-2265   fax: (905) 569-9231           Investor Relations
http://www.vasogen.com                              tel: (905) 569-9065
                                                    e-mail: investor@vasogen.com
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

              Vasogen's Immune Modulation Therapies Mediated by the
                    Anti-Inflammatory Cytokine Interleukin-10


Toronto, Ontario (May 16, 2000) - Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that University of Toronto researchers have identified interleukin-10 (IL-10), a cytokine produced by regulatory T cells, as a key factor in the anti-inflammatory mechanism of the Company's immune modulation therapies. IL-10 has been shown to play a significant role in inflammatory medical conditions, including ischemia/reperfusion injury and autoimmune diseases such as psoriasis.

"We now have direct evidence of an immune-mediated mechanism that explains the marked anti-inflammatory effects seen with our immune modulation therapies," said Dr. Anthony Bolton, Vasogen's Director of Research. "This new understanding at the molecular level is consistent with the success we have witnessed with our therapies in a growing number of models of important diseases."

These results, coming from research carried out under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto, were presented at the 61st Annual Meeting of the International Society of Dermatology, held on May 10 - 14 in Chicago. The results, obtained in an animal model of inflammatory skin disease, showed that the administration of a course of Vasogen's immune modulation therapy significantly reduced inflammation in the treated animals by 46% (p < 0.005) compared to control animals. In animals specifically bred to produce none of the anti-inflammatory cytokine IL-10, however, treatment with immune modulation therapy had no effect, demonstrating that IL-10 is an important mediator in the anti-inflammatory mechanism of these therapies.

"The suppression of inflammation that we have achieved with Vasogen's therapies is comparable to that of powerful immunosuppresive drugs, such as cyclosporine, but without the severe toxicity and long-term cancer risk of these agents," said Dr. Sauder. "These findings, along with the new evidence regarding the key role of IL-10 in the mechanism of immune modulation therapy, make me enthusiastic about the prospects for our ongoing clinical trial with VAS972 immune modulation therapy in psoriasis. A therapy with the ability to up-regulate the production of interleukin-10 in patients with inflammatory conditions would represent a major advance in the treatment of autoimmune and other inflammatory diseases."


   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.